UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 9, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. February 9, 2023 ASE Technology Holding Fourth Quarter 2022 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2021 Annual Report on Form 20 - F filed on March 29, 2022.

Consolidated Statements of Income

Quarterly Comparison

(unaudited)

(NT$ million)	Q4 / 2022	%	Q3 / 2022	%	Q4/ 2021	%	QoQ	YoY	Pro Forma Basis* Q4 / 2021	%	YoY
Net Revenues:											
ATM	92,742	52.3%	97,137	51.5%	90,583	52.4%	-5%	2%	83,805	50.4%	11%
EMS	83,931	47.3%	90,660	48.1%	81,541	47.2%	-7%	3%	81,541	49.1%	3%
Others	744	0.4%	829	0.4%	812	0.4%	-10%	-8%	812	0.5%	-8%
Total Net Revenues	177,417	100.0%	188,626	100.0%	172,936	100.0%	-6%	3%	166,158	100.0%	7%
Gross Profit	34,099	19.2%	37,972	20.1%	32,894	19.0%	-10%	4%	31,454	18.9%	8%
Operating Income (Loss)	19,774	11.1%	23,683	12.6%	19,615	11.3%	-17%	1%	18,776	11.3%	5%
Pretax Income (Loss)	20,212	11.4%	23,615	12.5%	37,336	21.6%	-14%	-46%	18,873	11.4%	7%
Income Tax Benefit (Expense)	(3,596)	-2.0%	(5,046)	-2.7%	(5,592)	-3.2%			(3,586)	-2.2%	
Non-controlling Interests	(886)	-0.5%	(1,104)	-0.6%	(828)	-0.5%			(828)	-0.5%	
Net Income Attributable to Shareholders of the Parent	15,730	8.9%	17,465	9.3%	30,916	17.9%	-10%	-49%	14,459	8.7%	9%
Basic EPS(NT$)	3.77		4.03		7.20		-6%	-48%	3.37		12%
Diluted EPS(NT$)	3.57		3.92		6.99		-9%	-49%	3.21		11%
Additional Commentary From Management[1&2]:											
Gross Profit excl. PPA expenses	35,017	19.7%	38,888	22.0%	33,819	19.6%	-10%	4%	32,379	19.5%	8%
Operating Income excl. PPA expenses	20,954	11.8%	24,860	13.6%	20,802	12.0%	-16%	1%	19,963	12.0%	5%
Net income attributable to shareholders of the parent excl. PPA expenses	16,894	9.5%	18,628	10.7%	32,105	18.6%	-9%	-47%	15,648	9.4%	8%
Basic EPS(NT$) excl. PPA expenses	4.05		4.30		7.48		-6%	-46%	3.64		11%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in 4Q22 and 3Q22, and $1.14bn in 4Q21.
[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.04bn in 4Q22 and 3Q22, and $0.07bn in 4Q21.
*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 4Q21.

ASE GROUP
© ASE Group. All rights reserved.
3

Consolidated Statements of Income

Yearly Comparison

(unaudited)

(NT$ million)	FY / 2022	%	FY / 2021	%	YoY	Pro Forma Basis* FY / 2021	%	YoY
Net Revenues:								
ATM	365,589	54.5%	327,718	57.5%	12%	302,300	55.5%	21%
EMS	301,967	45.0%	239,488	42.0%	26%	239,488	44.0%	26%
Others	3,317	0.5%	2,791	0.5%	19%	2,791	0.5%	19%
Total Net Revenues	670,873	100.0%	569,997	100.0%	18%	544,579	100.0%	23%
Gross Profit	134,930	20.1%	110,369	19.4%	22%	105,043	19.3%	28%
Operating Income (Loss)	80,176	12.0%	62,125	10.9%	29%	59,038	10.8%	36%
Pretax Income (Loss)	81,626	12.2%	80,336	14.1%	2%	59,368	10.9%	37%
Income Tax Benefit (Expense)	(16,399)	-2.4%	(14,322)	-2.5%		(12,027)	-2.2%	
Non-controlling Interest	(3,137)	-0.5%	(2,106)	-0.4%		(2,016)	-0.4%	
Net Income Attributable to Shareholders of the Parent	62,090	9.3%	63,908	11.2%	-3%	45,235	8.3%	37%
Basic EPS	14.53		14.84		-2%	10.51		38%
Diluted EPS	13.94		14.40		-3%	10.12		38%
Additional Commentary From Management[1&2]:								
Gross Profit excl. PPA expenses	138,603	20.7%	114,184	20.0%	21%	108,858	20.0%	27%
Operating Income excl. PPA expense	84,894	12.7%	66,996	11.8%	27%	63,909	11.7%	33%
Net income attributable to shareholders of the parent excl. PPA expenses	66,754	10.0%	68,734	12.1%	-3%	50,061	9.2%	33%
Basic EPS excl. PPA expenses	15.62		15.96		-2%	11.63		34%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.53bn in 2022 and $4.61bn in 2021.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses and income tax benefit $0.17bn in 2022 and $0.30bn in 2021.

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China Sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding of 2021.

ASE GROUP
© ASE Group. All rights reserved.
4

5 Consolidated Operations (unaudited) 65,557 70,919 82,019 83,805 82,355 93,355 97,137 92,742 47,684 49,147 61,116 81,541 61,163 66,213 90,660 83,931 602 619 758 812 873 871 829 744 18.3% 19.4% 20.3% 18.9% 19.7% 21.4% 20.1% 19.2% 9.1% 10.3% 12.1% 11.3% 11.2% 12.8% 12.6% 11.1% 0% 10% 20% 30% 40% 0 50,000 100,000 150,000 200,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Q4/22 NT$ million ATM Revenue EMS Revenue Other Revenue Gross Margin Operating Margin *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

ATM Statements of Income

Quarterly Comparison

(unaudited)

(NT$ million)	Q4 / 2022	%	Q3 / 2022	%	Q4 / 2021	%	QoQ	YoY	Pro Forma Basis* Q4 / 2021	%	YoY
Net Revenues:											
Packaging	78,119	82.8%	82,090	83.1%	76,664	83.4%	-5%	2%	70,942	83.3%	10%
Testing	14,676	15.6%	14,941	15.1%	13,756	15.0%	-2%	7%	12,700	14.9%	16%
Direct Material	1,486	1.6%	1,765	1.8%	1,502	1.6%	-16%	-1%	1,502	1.8%	-1%
Others	41	0.0%	35	0.0%	36	0.0%	17%	14%	36	0.0%	14%
Total Net Revenues	94,322	100.0%	98,831	100.0%	91,958	100.0%	-5%	3%	85,180	100.0%	11%
Gross Profit	26,193	27.8%	28,832	29.2%	25,741	28.0%	-9%	2%	24,301	28.5%	8%
Operating Income (Loss)	15,778	16.7%	18,663	18.9%	16,056	17.5%	-15%	-2%	15,216	17.9%	4%
Additional Commentary From Management[1]:											
Gross Profit excl. PPA expenses	27,069	28.7%	29,709	30.1%	26,620	28.9%	-9%	2%	25,180	29.6%	8%
Operating Income excl. PPA expense	16,904	17.9%	19,790	20.0%	17,185	18.7%	-15%	-2%	16,345	19.2%	3%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.13bn in the quarters of 4Q22, 3Q22 and 4Q21.

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 4Q21.

ASE GROUP
© ASE Group. All rights reserved.
6

ATM Statements of Income

Yearly Comparison

(unaudited)

(NT$ million)	FY / 2022	%	FY / 2021	%	YoY	Pro Forma Basis* FY / 2021	Pro Forma Basis* %	Pro Forma Basis* YoY
Net Revenues:								
Packaging	310,024	83.3%	279,365	83.4%	11%	258,014	83.4%	20%
Testing	55,960	15.0%	49,981	14.9%	12%	45,914	14.9%	22%
Direct Material	6,018	1.6%	5,346	1.6%	13%	5,346	1.7%	13%
Others	174	0.1%	113	0.1%	54%	113	0.0%	54%
Total Net Revenues	372,176	100.0%	334,805	100.0%	11%	309,387	100.0%	20%
Gross Profit	105,893	28.5%	88,672	26.5%	19%	83,346	26.9%	27%
Operating Income (Loss)	66,447	17.9%	53,432	16.0%	24%	50,345	16.3%	32%
Additional Commentary From Management[1] *:*								
Gross Profit excl. PPA expenses	109,400	29.4%	92,194	27.5%	19%	86,868	28.1%	26%
Operating Profit excl. PPA expenses	70,954	19.1%	57,958	17.3%	22%	54,871	17.7%	29%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $4.51bn in 2022 and $4.53bn in 2021.
*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarter of 4Q21.

ASE GROUP
© ASE Group. All rights reserved.
7

8 ATM Operations (unaudited) 16,989 18,876 23,181 24,301 23,101 27,768 28,832 26,193 68,139 72,747 83,321 85,180 84,025 94,998 98,831 94,322 24.9% 25.9% 27.8% 28.5% 27.5% 29.2% 29.2% 27.8% 0% 10% 20% 30% 40% 50% 0 20,000 40,000 60,000 80,000 100,000 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Q4/22 NT$ million Gross Profit Gross Margin Revenue *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

9 ATM Revenue by Application (unaudited) 53% 52% 53% 53% 52% 52% 53% 53% 14% 15% 15% 16% 16% 16% 16% 16% 33% 33% 32% 31% 32% 32% 31% 31% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Q4/22 Communication Computing Automotive, Consumer & Others *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

10 37% 36% 39% 40% 43% 43% 42% 43% 38% 40% 37% 36% 34% 35% 34% 33% 8% 7% 7% 7% 6% 6% 7% 7% 15% 15% 15% 15% 15% 15% 15% 15% 2% 2% 2% 2% 2% 1% 2% 2% 0% 20% 40% 60% 80% 100% Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Q4/22 Material Testing Others Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited) *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financi al statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

11 EMS Operations Quarterly/Yearly Comparison (unaudited ) (NT$ million) Q4 / 2022 % Q3 / 2022 % Q4 / 2021 % QoQ YoY EMS Net Revenues 83,933 100.0% 90,665 100.0% 81,544 100.0% -7% 3% Gross Profit 7,803 9.3% 9,198 10.1% 7,108 8.7% -15% 10% Operating Income (Loss) 3,959 4.7% 5,130 5.7% 3,599 4.4% -23% 10% (NT$ million) FY / 2022 % FY / 2021 % YoY EMS Net Revenues 301,982 100.0% 239,519 100.0% 26% Gross Profit 29,031 9.6% 21,479 9.0% 35% Operating Income (Loss) 13,956 4.6% 8,706 3.6% 60%

12 EMS Operations Revenue by Application (unaudited ) 39% 39% 38% 38% 40% 35% 37% 38% 7% 10% 10% 8% 10% 13% 9% 9% 33% 28% 33% 38% 29% 28% 36% 34% 14% 16% 12% 11% 13% 15% 11% 12% 5% 5% 5% 4% 6% 8% 6% 6% 2% 2% 2% 1% 2% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/21 Q2/21 Q3/21 Q4/21 Q1/22 Q2/22 Q3/22 Q4/22 Communication Computing Consumer Industrial Automotive Others

13 Key Balance Sheet Items & Indices (unaudited) (NT$ million) Dec. 31, 2022 Sept. 30, 2022 Cash and cash equivalent $58,040 $52,358 Financial assets - current 7,560 9,667 Financial assets - non current & investments - equity method 22,909 22,926 Property, plant & equipment 268,235 264,508 Total assets 707,068 737,829 Short-term loans 46,731 78,056 Current portion of bonds payable 4,999 4,999 Current portion of long-term loans 5,042 3,158 Bonds payable 42,851 40,534 Long-term loans & long-term bills payable 94,948 89,273 Total interest bearing debts 202,279 223,969 Total liabilities 387,143 432,179 Total equity (Including non-controlling interest) 319,925 305,650 Quarterly EBITDA 35,855 38,601 2022 Full Year EBITDA 140,328 Current ratio 1.35 1.22 Net debt to equity ratio 0.43 0.53

14 Equipment Capital Expenditure vs. EBITDA (unaudited) 432 567 425 437 443 515 400 339 830 916 1,108 1,174 1,100 1,203 1,283 1,141 0 200 400 600 800 1,000 1,200 1,400 Q1/21* Q2/21* Q3/21* Q4/21* Q1/22 Q2/22 Q3/22 Q4/22 US$ million Capex EBITDA *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21.

15 2022 Recap • 2022 revenue and margin improvement achieved targets • 2022 ASE ATM revenue grew 13% year over year (all in USD terms, on pro forma basis), more than 2x of the logic semiconductor industry growth • 2022 ASE ATM GM/OPM was 28.5%/17.9% (29.4%/19.1% excluding PPA (purchase price allocation)), surpassing historical peak levels of 27.0%/16.6% • 2022 ASE consolidated revenue grew 16% year over year • 2022 ASE consolidated operating margin improved 1.1 percentage points year over year with net profit growth of 29% year over year (in USD terms, on pro forma basis) • 2022 Advanced Packaging revenue grew 27% year over year, Test revenue grew 15% year over year, momentum continues in mid to long term • 2022 Consolidated automotive revenue grew 50% year over year, around $1.6B; 2022 ATM automotive grew 50% year over year, reaching close to $1B milestone Note: All numbers indicated are in USD terms. 2022 year over year comparison numbers are stated on a pro forma basis, which excludes the 4 disposed China sites from year 2021

16 2023 Outlook (1/2) • Industry outperformer with enhanced structural profitability • Expect ASE ATM 1Q2023 revenue to be sub - seasonal due to industry destocking; however, ATM business should trough in the first quarter followed by sequential quarter to quarter growth for the remaining of the year • With multiple market uncertainties, 2023 ATM revenue year over year will range from flattish to high single digit decline • Expect higher mix of Advanced Packaging and Test business • Expect continuing market share growth due to increased semiconductor complexity, IDM outsourcing and ASE’s smart manufacturing offering • Reiterate ASE ATM annual structural gross margin of mid 20%s to 30 % Note: All numbers indicated are in USD terms.

17 2023 Outlook (2/2) • Late to fall, Early to rise • Scale, technology leadership, flexibility and proven record make ASE an indispensable manufacturing partner, resulting in more resilient pricing and expanding lead against competition during volatile market timing. • ASE’s global footprint gives strong competitive advantages in current geopolitical environment: ATM high - end supply chain in Taiwan plus diversified capacities in China, Korea, Malaysia, Singapore, Japan; EMS supply chain in China plus diversified capacities in Taiwan, Vietnam, Mexico, and Europe. Future expansion will be planned based on customer and end market requirements. • Capacity expansion continues in 2H2023 although at a slower rate comparing to 2022, however, more expansion in building, infrastructure, and smart manufacturing preparing for next cycle. • Further improvement of cash flow based on disciplined capital investment, scale efficiency, and sustained profitability.

18 First Quarter 2023 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2023 to be as follows : • In NT dollar terms, our ATM 1st quarter 2023 business levels should be similar with proforma 2nd quarter 2021 levels; • Our ATM 1st quarter 2023 gross margin should be above 2nd quarter 2019 gross margin; • In NT dollar terms, our EMS 1st quarter 2023 business levels should decline high single digit year over year; • Our EMS 1st quarter 2023 operating margin should be similar with 1st quarter 2021. *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

19 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

Pro Forma Historical Data*

(unaudited)

(NT$ million)	Q1/2021	%	Q2/2021	%	Q3/2021	%	Q4/2021	%	FY/2021	%
Net Revenues:										
ATM	65,557	57.6%	70,919	58.8%	82,019	57.0%	83,805	50.4%	302,300	55.5%
EMS	47,684	41.9%	49,147	40.7%	61,116	42.5%	81,541	49.1%	239,488	44.0%
Others	602	0.5%	619	0.5%	758	0.5%	812	0.5%	2,791	0.5%
Total Net Revenues	113,843	100.0%	120,685	100.0%	143,893	100.0%	166,158	100.0%	544,579	100.0%
Gross Profit	20,868	18.3%	23,470	19.4%	29,251	20.3%	31,454	18.9%	105,043	19.3%
Operating Income (Loss)	10,405	9.1%	12,394	10.3%	17,463	12.1%	18,776	11.3%	59,038	10.8%
Pretax Income (Loss)	10,625	9.3%	12,440	10.3%	17,429	12.1%	18,873	11.4%	59,368	10.9%
Income Tax Benefit (Expense)	(2,392)	-2.1%	(2,543)	-2.1%	(3,505)	-2.4%	(3,586)	-2.2%	(12,027)	-2.2%
Non-controlling Interests	(252)	-0.2%	(358)	-0.3%	(668)	-0.5%	(828)	-0.5%	(2,106)	-0.4%
Net Income Attributable to Shareholders of the Parent	7,981	7.0%	9,539	7.9%	13,256	9.2%	14,459	8.7%	45,235	8.3%
Basic EPS(NT$)	1.85		2.21		3.07		3.37		10.51	
Diluted EPS(NT$)	1.80		2.12		2.99		3.21		10.12	
FX (NTD/USD)	28.30		28.03		27.79		27.78		27.98	

*: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21 and full year 2021.

ASE GROUP
© ASE Group. All rights reserved.
20

21 Appendix 2 ATM Statements of Comprehensive Income Pro Forma Historical Data* (unaudited) (NT$ million) Q1/2021 % Q2/2021 % Q3/2021 % Q4/2021 % FY/2021 % Net Revenues: Packaging 56,844 83.4% 60,716 83.5% 69,512 83.5% 70,942 83.3% 258,014 83.4% Testing 10,204 15.0% 10,656 14.6% 12,354 14.8% 12,700 14.9% 45,914 14.9% Direct Material 1,044 1.5% 1,372 1.9% 1,429 1.7% 1,502 1.8% 5,347 1.7% Others 47 0.1% 3 0.0% 26 0.0% 36 0.0% 112 0.0% Total Net Revenues 68,139 100.0% 72,747 100.0% 83,321 100.0% 85,180 100.0% 309,387 100.0% Gross Profit 16,989 24.9% 18,876 25.9% 23,181 27.8% 24,301 28.5% 83,346 26.9% Operating Income (Loss) 9,415 13.8% 11,048 15.2% 14,667 17.6% 15,216 17.9% 50,345 16.3% FX (NTD/USD) 28.30 28.03 27.79 27.78 27.98 *: We are providing you with the unaudited pro forma financial information to assist you in your analysis of the financial aspects of our disposal of the China sites in 4Q21. The unaudited pro forma financial information was based on our historical financial statements and the historical financial statements of our China sites, given effect to the disposal as if it had occurred for the preceding quarters from 1Q21 to 4Q21 and full year 2021.

Appendix 3

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ thousand)	Q1/2022	Q2/2022	Q3/2022	Q4/2022	FY/2022
Revenues	144,390,827	160,439,019	188,625,557	177,417,239	670,872,642
COGS	115,919,599	126,051,460	150,653,584	143,317,989	535,942,632
PPA under COGS	920,316	918,661	916,426	917,737	3,673,140
Gross profit	28,471,228	34,387,559	37,971,973	34,099,250	134,930,010
Gross profit excl. PPA	29,391,544	35,306,220	38,888,399	35,016,987	138,603,150
OPEX	12,358,395	13,782,006	14,289,270	14,324,758	54,754,429
PPA under OPEX	261,477	261,428	261,109	261,723	1,045,737
Operating income	16,112,833	20,605,553	23,682,703	19,774,492	80,175,581
Operating income excl. PPA	17,294,626	21,785,642	24,860,238	20,953,952	84,894,458
Non Op gain/(loss)	549,787	529,795	(67,443)	437,990	1,450,129
PPA under Non Op gain/ (loss)	3,637	20,922	7,038	6,268	37,865
Non Op gain/ (loss) excl. PPA	553,424	550,717	(60,405)	444,258	1,487,994
Pretax income	16,662,621	21,135,348	23,615,261	20,212,482	81,625,712
PPA under Pretax income	1,185,430	1,201,011	1,184,573	1,185,728	4,756,742
Pretax income excl. PPA	17,848,051	22,336,359	24,799,834	21,398,210	86,382,454
Tax expenses	3,277,505	4,478,602	5,046,341	3,596,127	16,398,575
PPA under Tax expense	(13,081)	(16,957)	(12,653)	(13,164)	(55,855)
Tax expense excl. PPA	3,290,586	4,495,559	5,058,994	3,609,291	16,454,430
Non-controlling interests	477,834	668,595	1,104,295	885,919	3,136,643
PPA under Non-controlling interests	9,074	10,913	8,619	9,015	37,621
Non-controlling interests excl. PPA	486,908	679,508	1,112,914	894,934	3,174,264
Net income attributable to shareholders of the parent	12,907,282	15,988,151	17,464,625	15,730,436	62,090,494
PPA expenses under Net income attributable to shareholders of the	1,163,275	1,173,141	1,163,301	1,163,549	4,663,266
Net income attributable to shareholders of the parent excl. PPA	14,070,557	17,161,292	18,627,926	16,893,985	66,753,760
Total PPA expenses	1,172,349	1,184,054	1,171,920	1,172,564	4,700,887
Basic EPS (NT$)	3.01	3.69	4.03	3.77	14.53
Basic EPS (NT$) excl. PPA	3.28	3.97	4.30	4.05	15.62
Diluted EPS (NT$)	2.92	3.61	3.92	3.57	13.94
Diluted EPS (NT$) excl. PPA	3.19	3.88	4.18	3.84	15.02

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